1
Transfer Certificate
To: Nedbank Limited (acting through its Nedbank Capital division) as Facility Agent
Block F, 3
rd
Floor
135 Rivonia Road
Sandown
2196
Telefax No: +27 11 295 3902
Attention: Head of Transaction Management –
transmanage@nedbank.com
Arlene Russell –
ArleneRu@nedbankcapital.co.za
Greg Webber –
GregW@nedbankcapital.co.za
From:   ABSA Bank Limited
Nedbank Limited (acting through its London branch)
HSBC Bank plc – Johannesburg branch (registered as an external company in South Africa)
JPMorgan Chase Bank, N.A., London Branch
(collectively, the Existing Lenders)
and
Caterpiller Financial Services Corporation (the New Lender)
Harmony Gold Mining Company Limited – Revolving Credit Facility Agreement of up to
USD250 000 000 dated on or about 22 December 2014 (the Agreement)
1
We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this
Transfer Certificate.
2
We refer to clause 24.4 (Procedure for Transfer) of the Agreement:
(1)
The Existing Lender and the New Lender agree to each Existing Lender transferring to the New Lender by cession and delegation that part of the Existing Lender’s pro rata portion of any amounts advanced and required to be transferred in accordance with the provisions of clause 6.6(3) of the Agreement (together with the rights and obligations in respect thereof), as set out in the Annexure A hereto, in accordance with clause 24.4 (Procedure for Transfer) of the
Agreement.
(2) The proposed Transfer Date is 6 May 2015.
(3)
The Facility Office and address through which the New Lender will perform its obligations, fax number and attention details for notices of the New Lender for the purposes of clause 31.2 (Addresses) of the
Agreement are set out in the Annexure A hereto.

3
The New Lender expressly acknowledges the limitations on each Existing Lender's obligations set out in clause 24.3 (3). (Limitation of responsibility of
Existing Lenders) of the Agreement.
4
The New Lender agrees that it shall assume the same obligations towards each other
Finance Party under the Finance Documents as if it had been an Original Lender.
5
This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer
Certificate.
6 This Transfer Certificate is governed by South African law.
7
This Transfer Certificate has been entered into on the date stated at the beginning of this
Transfer Certificate.

Annexure A
1.
Amounts, right and obligations to be transferred by the Existing Lenders to the New
Lender:
A portion of the amounts advanced by each Existing Lender, together with all accompanying rights and obligations, shall be transferred to the New Lender as follows:
1.1. Absa Bank limited, in an amount of USD13,500,000;
1.2. Nedbank Limited ( acting through its London branch), amount of USD13,500,000;
1.3.
HSBC Bank plc- Johannesburg branch (registered as an external company in South Africa), amount of USD5,400,000; and
1.4. JPMorgan Chase Bank, N.A., London Branch, in amount of USD4,500,000.
2.
New Lender’s facility office, address, fax number and attention details for notices:
Physical address: 2120 West End Avenue
Nashville, TN 37203
USA
Fax number: 001 615.341.8583
Marked for the attention of: Timothy F. Logan, Global Portfolio Manager - Mining

Signed at Sandton on the 05
th
day of May 2015.
For and on behalf of
Absa Bank Limited
/s/ I. SINGH_____________
Name: Iraan Singh
Capacity: Authorised Signatory
Who warrants authority
/s/ A. SAM_______________
Name: Anthony Sam
Capacity: Authorised Signatory
Who warrants authority
Signed at London on the 05
th
day of May 2015.
For and on behalf of
Nedbank Limited (acting through its London branch)
/s/ K.C. RYDER_____________
Name: Kevin Charles Ryder
Capacity: Head: Investment Banking
Who warrants authority
/s/ D. SIDGWICK_____________
Name: David Sidgwick
Capacity: Chief Operating Officer
Who warrants authority
Signed at Johannesburg on the 05
th
day of May 2015.
For and on behalf of
HSBC Bank plc- Johannesburg Branch (registered as an external company in South Africa)
/s/ T.I. MARX______________
Name: T.I. Marx
Capacity: Authorised signatory
Who warrants authority
/s/_____________________
Name:
Capacity:
Who warrants authority

Signed at JP Morgan on the 05
th
day of May 2015.
For and on behalf of
JP Morgan Chase Bank, N.A., London Branch
/s/_I. MEZQUIDA__________
Name: Ivan Mezquida
Capacity: Executive Director
Who warrants authority
Signed at________________ on the 05
th
day of May 2015.
For and on behalf of
Caterpillar Financial Services Corporation
/s/_R.J. BENNES__________
Name: Robert J Bennes
Capacity: Managing Director
Who warrants authority
/s/_____________________
Name:
Capacity:
Who warrants authority

This transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as 6 May
2015.
Signed at Sandton on the 05
th
day of May 2015.
For and on behalf of
Nedbank Limited (acting through its Nedbank Capital division)
(as Facility Agent)
/s/_G.L. WEBBER__________
Name: G.L. Webber
Capacity: Authorised Signatory
Who warrants authority
/s/_P.A. VAN KERCKHOVEN
Name: P.A. Van Kerchkhoven
Capacity: Authorised Signatory
Who warrants authority